Exhibit 99.2 – Capitalisation and Indebtedness

Barclays PLC

1

The

following

table

sets

out

the

Group’s

capitalisation,

indebtedness

and

contingent

liabilities

on

a

consolidated

basis,

in
accordance with IFRS, as at 31 March 2020.

As at
31.03.20
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each 17,332
£m
Group equity
Called up share capital and share premium 4,607
Other equity instruments 10,871
Other reserves 6,166
Retained earnings 46,725
Total equity excluding non-controlling interests 68,369
Non-controlling interests 1,231
Total equity 69,600
Group indebtedness
Subordinated liabilities 19,595
Debt securities in issue 87,961
Total indebtedness 107,556
Total capitalisation and indebtedness 177,156
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security 17,316
Performance guarantees, acceptances and endorsements 6,739
Total contingent liabilities 24,055
Documentary credits and other short-term trade related transactions 1,332
Standby facilities, credit lines and other commitments 320,471
Total commitments 321,803